June 3, 2011

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Target Corporation

Form 10-K for the Fiscal Year Ended January 29, 2011

Filed March 11, 2011

File No. 1-6049

Dear Mr. Thompson:

This letter is in response to your letter dated May 9, 2011. Following this introductory section is a specific response to each of your eight numbered comments in that letter, with your comments in italics preceding each related response.

As a company, we place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we always welcome the opportunity to review our practices in an effort to make our disclosures even better.

Should the staff, after review and consideration of our responses, have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Analysis of Operations, page 15

Retail Segment, page 15

1.              We note your presentation of consolidated EBITDA and EBIT and related margins rates in the tables. We also note that EBIT is the measure of segment profit or loss of the retail segment reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess performance. However, we note that the measure of segment profit or loss of the credit card segment and on a consolidated basis reflects a reduction of EBIT for interest expense on nonrecourse debt collateralized by credit card receivables. As such, it appears that consolidated EBITDA and EBIT and related margin rates are non-GAAP financial measures, and that you should provide a reconciliation of EBITDA and EBIT to net income reported for each year and disclosures required by Item 10(e) of Regulation S-X. Please revise or advise.

Target’s Response to Comment 1

We would like to clarify that the EBITDA and EBIT amounts and related margin rates presented in the tables in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) on page 15 of our Form 10-K are not consolidated amounts or rates. These amounts and rates pertain only to our Retail Segment and were determined in accordance with ASC Topic 280.

Similarly, our discussion of Credit Card Segment profit in the tables of the MD&A on page 18 is a presentation of that segment only and does not represent consolidated results. This presentation of segment profit was also determined in accordance with ASC Topic 280.

Note 28 to our consolidated financial statements is our ASC 280 required footnote that presents the results of each segment and the reconciliation to our consolidated financial statements.  Please note in particular that we do not discuss or describe the total of individual segment profit outside of the context of our ASC 280 footnote. Rather, the discussion in the MD&A is limited to individual segment results.

Based on the foregoing, we believe our disclosure is in complete accord with the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (Last Update:  January 15, 2010). Specifically, Questions 104.01 and 104.02 indicate that measures of segment profitability determined in accordance with ASC Topic 280 are not non-GAAP financial measures and that the discussion in MD&A of segment information determined in conformity with ASC Topic 280 is not prohibited by Item 10(e)(1)(ii) of Regulation S-K. Moreover, our disclosure is distinguishable from the situation described in Question 104.04, where the Division indicated that the presentation of the total of individual segment profit or loss outside of the required ASC 280 footnote would be the presentation of a non-GAAP financial measure. As mentioned above, Target does not present such a measure of aggregate segment results outside of Note 28 to our consolidated financial statements.

In order to aid the readers of our MD&A, we plan to add a cross-reference to our segment footnote in future filings. An example of this disclosure is as follows:

See Note 28 to our consolidated financial statements for a reconciliation of our segment results to Earnings Before Income Taxes.

Item 8. Financial Statements and Supplementary Data, page 31

Notes to Consolidated Financial Statements, page 37

10. Credit Card Receivables, page 42

Allowance for Doubtful Accounts, page 42

2.              We note that your allowance for doubtful accounts represents an amount equal to the anticipated future write-offs of existing receivables, which includes provisions for uncollectable finance charges and other credit-related fees, but that write-offs exclude accrued and unpaid finance charges. We also note from your disclosure in note 2 on page 37 that uncollected finance charges and late fees are recorded as a reduction of credit card revenues when accounts are written off. Please tell us how write-offs of uncollectible finance charges and other credit-related fees is considered in the table and how the allowance provisions related to uncollectible finance charges and late fees is relieved when accounts are written off.

Target’s Response to Comment 2

The following paragraphs describe our accounting for recording credit card-related revenue, including our accounting for uncollectible revenues and principal balances. We believe this accounting is consistent with bank regulatory guidance and credit card industry practice on reversal of previously accrued, but uncollected finance charges and other credit-related fees against the applicable consolidated statements of operations line item. For ease of reading, we have italicized account names in our response.

Credit card revenues, including finance charges and other credit-related fees, are recognized according to the contractual provisions of each credit card agreement. As accrued, finance charges and other credit-related fees are reflected in receivables on the consolidated statements of financial position. Therefore, we base our estimate of the allowance for doubtful accounts on an assessment of the collectability of both the outstanding principal balance and accrued finance charges and other credit-related fees to appropriately reflect the expected losses inherent in our receivables as of the dates of consolidated statements of financial position.

When an account is written off, we credit receivables (for the full account balance), debit allowance for doubtful accounts (for the principal portion) and debit credit card revenues (for the finance charge and fee portion). As a result of this accounting, write offs of uncollectible finance charges and other credit-related fees reduce bad debt expense in the Allowance for Doubtful Accounts table in Note 10 to our consolidated financial statements.

At the end of each period, we assess the appropriateness of our allowance for doubtful accounts and make any necessary adjustment with a corresponding charge (or credit) to bad debt expense.

3.              Please tell us your consideration of disclosing the information about impaired loans at the end of each period including (i) the total recorded investment in impaired loans, (ii) the amount of the recorded investment in impaired loans for which there is a related allowance for credit losses and the amount of that allowance and (iii) the amount of the recorded investment in impaired loans for which there is no related allowance for credit losses. Please refer to ASC 310-10-50-15.

Target’s Response to Comment 3

We evaluate our loans (credit card receivables) for potential impairment collectively and establish our allowance only at the portfolio level. Based on the guidance in ASC 310-10-35-13

(and ASC 310-10-50-20), the disclosure requirements in ASC 310-10-35-16 to 17 are not applicable to large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The guidance in ASC 310-10-50-20 goes on to clarify that large groups of smaller-balance homogenous loans that are collectively evaluated for impairment are excluded from the disclosure requirements of ASC 310-10-50-15, unless those loans have been restructured in a troubled debt restructuring (TDR).

Under certain circumstances, we offer cardholder payment plans that modify finance charges and minimum payments, which meet the accounting definition of a TDR. These concessions are made on an individual cardholder basis for economic or legal reasons specific to each individual cardholder’s circumstances. In accordance with the requirements of ASC 310-10-50-15, within Note 10 to our consolidated financial statements, we disclosed receivables classified as TDRs as a percentage of period-end gross receivables. As of January 29, 2011, TDRs represented 5.9 percent, or $404 million, of our $6.8 billion period-end gross receivables balance. As discussed in Note 10 to our consolidated financial statements, once restructured, TDRs are treated consistently with other aged receivables in determining our allowance for doubtful accounts.  Therefore, all TDRs would have a related allowance for doubtful accounts based on our collective assessment of impairment at the portfolio level.  For this reason, we have not disclosed the amount of TDRs for which there is a related allowance for doubtful accounts.

We believe our disclosures, which include analyses of loan aging, allowance for doubtful accounts, and credit quality analyses, are sufficient in light of the requirements of ASC 310.

11. Inventory, page 44

4.              Please tell us your consideration of disclosing the excess of replacement or current cost over stated LIFO value. Please refer to paragraph 6(c) of Rule 5-02 of Regulation S-X.

Target’s Response to Comment 4

If the LIFO inventory method is used, paragraph 6(c) of Rule 5-02 of Regulation S-X requires that the excess of replacement or current cost over stated LIFO value be disclosed parenthetically or in a note to the consolidated financial statements, if the difference is material. The current replacement cost of our inventories did not materially differ from stated LIFO value for any year presented, and for this reason, we did not make any disclosure of this difference. On January 29, 2011, the approximate replacement cost of our inventories was $7,598 million and the stated LIFO value was $7,596 million. On January 30, 2010, the approximate replacement cost of our inventories was $7,181 million and the stated LIFO value was $7,179 million.

18. Commitments and Contingencies, page 46

5.              We note that you have recorded reserves for probable and estimable losses on claims and litigation arising in the ordinary course of business. Please tell us your consideration of providing an estimate of the possible loss or range of loss in excess of amounts accrued and/or providing a statement that such estimates cannot be made. Please also tell us why the investigation by the EPA disclosed in Item 3 on page 10 is not disclosed in the notes to financial statements and whether a loss is probable and reasonably estimable. Please refer to ASC 450-20-50.

Target’s Response to Comment 5

In the course of assessing our exposure related to claims and litigation, we consider the potential for losses in excess of the amount accrued. This analysis includes: (1) whether any such excess exposure is reasonably possible or remote; and (2) whether any reasonably possible excess exposure would be material to our financial condition, liquidity, or results of operations.  In accordance with ASC 450-20-50 (as augmented by ASC 105-10-05-6, which permits exclusion of immaterial items), if we conclude that there is a reasonable possibility of a material exposure in excess of the amount accrued, we would make the disclosures required by that standard. In preparing our Form 10-K for the fiscal year ended January 29, 2011, we concluded that we did not have any matters that were reasonably possible to result in a material liability to Target Corporation.

The EPA investigation noted in your comment letter was not disclosed in the notes to the consolidated financial statements because we determined that the exposure is not material. This matter is disclosed in Item 3 solely because of the $100,000 disclosure threshold applicable to environmental matters required by Item 103 of Regulation S-K.

19. Notes Payable and Long-Term Debt, page 47

6.              We note that your credit facility contains a debt leverage covenant. Please tell us whether this covenant limits the payment of dividends. If so, please tell us what consideration you gave to the disclosure requirements of Rule 4-08(e)(1) of Regulation S-X.

Target’s Response to Comment 6

Rule 4-08(e)(1) of Regulation S-X requires that we describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Our debt leverage covenant within our credit facility places a limitation on the ratio of our Total Finance Liabilities to our Total Capitalization, as defined in the agreement. This covenant, however, has no practical effect on our payment of dividends. Our 2010 declared dividends would have had to exceed $10 billion to be noncompliant with our debt leverage covenant. In 2010 we declared dividends totaling only $659 million. We have therefore concluded that no disclosure is required under Rule 4-08(e)(1) of Regulation S-X because the restrictions are not significant.

28. Segment Reporting, page 64

7.              Please tell us your consideration of disclosing revenues for each group or category of products and services. Please refer to ASC 280-10-50-40.

Target’s Response to Comment 7

We disclose the percentage of merchandise sales by product category within Item 1 of our Form 10-K. We have used this format due to the complexities inherent in tracking sales adjustments by product category, the most significant of which include sales returns, sales discounts applied to an entire transaction, and our ever-evolving mix of merchandise within and between product categories. We disclose the percentage of sales rounded to the nearest whole percentage point to provide transparency into product category sales, which provides an appropriate level of precision.

In future annual filings, we will also include the table that has historically been presented in Item 1 of our Form 10-K in our segment footnote. We expect that our disclosure will take the following form:

	Percentage of Sales
Sales by Product Category	2010	2009	2008
Household essentials	24%	23%	22%
Hardlines	20	22	22
Apparel and accessories	20	20	20
Home furnishings and décor	19	19	21
Food and pet supplies	17	16	15
Total	100%	100%	100%

29. Quarterly Results (Unaudited), page 64

8.              Please tell us your consideration of disclosing gross profit in accordance with item 302(a) of Regulation S-K.

Target’s Response to Comment 8

We have not historically disclosed gross profit in our quarterly results table because we present a single-step income statement that does not include separate disclosure of gross profit. Credit card revenues are a component of total revenues, so we believe that presenting total revenues and also gross profit without further information may be misleading. As a result, we determined that it would be more appropriate to disclose EBIT in our quarterly results table.

In future annual filings, we will enhance our existing disclosure by reproducing the entire Consolidated Statements of Operations for each quarterly period. An example of our planned disclosure is as follows:

Quarterly Results	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total Year
(millions, except per share data)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sales	$15,158	$14,361	$15,126	$14,567	$15,226	$14,789	$20,277	$19,719	$65,786	$63,435
Credit card revenues	435	472	406	500	379	487	384	462	1,604	1,922
Total revenues	15,593	14,833	15,532	15,067	15,605	15,276	20,661	20,181	67,390	65,357
Cost of sales	10,412	9,936	10,293	9,914	10,562	10,229	14,458	13,982	45,725	44,062
Selling, general and administrative expenses	3,143	3,015	3,263	3,136	3,345	3,255	3,720	3,673	13,469	13,078
Credit card expenses	280	384	214	388	198	381	167	368	860	1,521
Depreciation and amortization	516	472	496	478	533	537	538	536	2,084	2,023
Earnings before interest expense and income taxes	1,242	1,026	1,266	1,151	967	874	1,778	1,622	5,252	4,673
Net interest expense
Nonrecourse debt collateralized by credit card receivables	23	26	21	24	20	23	19	23	83	97
Other interest expense	165	177	165	171	175	168	172	191	677	707
Interest income	(1)	(1)	(1)	(1)	(1)	—	(1)	(1)	(3)	(3)
Net interest expense	187	202	185	194	194	191	190	213	757	801
Earnings before income taxes	1,055	824	1,081	957	773	683	1,588	1,409	4,495	3,872
Provision for income taxes	384	302	402	363	238	247	553	473	1,575	1,384
Net earnings	$671	$522	$679	$594	$535	$436	$1,035	$936	$2,920	$2,488
Basic earnings per share	$0.91	$0.69	$0.93	$0.79	$0.75	$0.58	$1.46	$1.25	$4.03	$3.31
Diluted earnings per share	$0.90	$0.69	$0.92	$0.79	$0.74	$0.58	$1.45	$1.24	$4.00	$3.30
Weighted average common shares outstanding
Basic	739.9	752.2	731.1	752.0	715.4	751.8	708.1	751.8	723.6	752.0
Diluted	745.7	753.0	736.6	754.4	721.0	755.7	714.4	756.2	729.4	754.8
Dividends declared per share	$0.17	$0.16	$0.25	$0.17	$0.25	$0.17	$0.25	$0.17	$0.92	$0.67
Closing common stock price
High	$58.05	$41.26	$57.13	$43.79	$55.05	$51.35	$60.77	$52.02	$60.77	$52.02
Low	$48.64	$25.37	$49.00	$36.75	$50.72	$41.38	$53.48	$45.30	$48.64	$25.37

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our responses.

Sincerely,

Douglas A. Scovanner
Executive Vice President and Chief Financial Officer